Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased/Sold	Price ($)	Date of Purchase/Sale

SICPOWER, LLC

Sale of Class A Common Stock	(389,096)	9.5199[1]	02/26/2026

1 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $9.5000 to $9.5900, per share.